Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

December 9, 2021

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2182

Income & Treasury Limited Duration Portfolio of Funds, Series 70

File Nos. 333-260408 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding Amendment No. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2182, filed on December 9, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 70 (the “trust”).

General

1.       Please confirm that Comments #3 and #4 from the correspondence filed on December 7, 2021 will be reflected in a Rule 497(b) filing made on December 10, 2021.

Response:       We confirm Comments #3 and #4 from the correspondence filed on December 7, 2021 will be reflected in the Rule 497(b) filing made on December 10, 2021.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren